Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Pareteum Corporation, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of March 18, 2019:

Pareteum Europe B.V., The Netherlands

Pareteum North America Corp., Delaware

Artilium Group Limited, England

iPass Inc., Delaware

iPass IP LLC, Delaware